EXHIBIT 99.1

NXT Energy Solutions Announces $8.9 Million USD SFD® Survey Contract in Nigeria

CALGARY, Alberta, March 28, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to announce that it has signed an $8.9 Million USD contract with PE Energy Limited (“PE”), a Nigerian oil and gas service company that has a contract with the Nigerian National Petroleum Company (“NNPC”), to provide 5,000 line kms of SFD® Surveys in Nigeria.  Data acquisition operations for this contract are expected to commence in early April 2019 and NXT’s interpretations and recommendations are expected to be delivered during the third quarter of 2019.

The Company has received a $300,000 USD mobilization fee and a $1 Million USD pre-survey payment must be paid to NXT within five (5) days of performing a 100 line km pilot survey.  The pilot survey must be completed to the satisfaction of NNPC to evaluate the response of the SFD® in the Nigerian geological environment.  Thereafter, payments will be made upon completion of each of three (3) project milestones: data acquisition, interpretation and delivery of a report and upon satisfaction of all performance conditions under the contracts.  The contracts have resulted from more than six months of negotiations and the exchange of substantial technical information on the performance of the SFD®.

George Liszicasz, President and CEO of NXT, commented: “Nigeria is seeking to improve the effectiveness of their offshore exploration activity.  The SFD® survey will provide NNPC with information on potential oil and gas traps that will open up new areas for oil and gas exploration.  We are also currently working with other companies in the region to become an integral part of their future on-shore and off-shore exploration programs.  As Nigeria is a new jurisdiction for us, we conducted significant due diligence to ensure we understand the business environment with special attention to compliance with NXT’s Anti-Bribery and Anti-Corruption Policy.  I want to thank our advisors, especially Norton Rose Fulbright, Kreller Group, and our Board of Directors for providing guidance to ensure the integrity of these contracts.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the ability to successfully complete the SFD® data acquisition, complete the SFD® recommendations within the contract parameters, and ensuring payments of all contract amounts.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent Annual Information Report for the year ended December 31, 2017, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.